SEC Mail Processing Section

FEB 15 2012

Washington, DC
125

SECURITIES AND EXCHANGE COMMISSION

12010761

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50561

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital One Southcoast, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Poydras St., Suite 1000
(No. and Street)

New Orleans (City) LA (State) 70124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gabrielle Bailleux (504) 533-7377
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter, Stephens, Hurst, Gary, & Shreaves, PC.
(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd., 2nd Fl. (Address) Glen Allen (City) VA (State) 23060 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

QD 2/17/12

OATH OR AFFIRMATION

I, Pierre Conner, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital One Southcoast, Inc, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

RANDALL C. ROTH
ATTORNEY/NOTARY #11481
JEFFERSON PARISH
COMMISSION IS FOR LIFE

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL ONE SOUTHCOAST, INC.

(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Financial Statements

Years Ended December 31, 2011 and 2010
With Report of Independent Accountants

SEC ID 8 – 50561

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Keiter
Your Opportunity Advisors

Certified Public
Accountants & Consultants
4401 Dominion Boulevard, 2nd Floor
Glen Allen, VA 23060

210 Ridge-McIntire Road, Suite 500
Charlottesville, VA 22903

www.keitercpa.com

CAPITAL ONE SOUTHCOAST, INC.

(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Table of Contents

Keiter
Your Opportunity Advisors

Independent Accountants' Report

The Stockholder and Board of Directors
Capital One Southcoast, Inc.
New Orleans, LA

We have audited the accompanying statements of financial condition of Capital One Southcoast, Inc. (the "Company") as of December 31, 2011 and 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital One Southcoast, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Keiter

February 8, 2012
Glen Allen, Virginia

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

210 Ridge-McIntire Road
Suite 500
Charlottesville, VA 22903
Tel: 434.220.2800
Fax: 434.220.2802

Web: www.keitercpa.com

CAPITAL ONE SOUTHCOAST, INC.

(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Statements of Financial Position

	December 31, 2011	December 31, 2010
Assets:		
Cash on deposit with affiliated company	$ 485,139	$ 1,107,274
Investment in money market mutual fund	22,634,684	19,862,651
Commissions receivable from clearing broker	63,849	92,074
Other receivables	4,089,981	4,793,000
Deposit with clearing broker	250,000	250,000
Furniture and equipment, net	79,520	103,584
Goodwill	3,493,211	3,493,211
State income taxes receivable	1,924,892	250,933
Due from affiliates	431,885	251,760
Deferred tax asset	15,270	137,306
Total assets	$ 33,468,431	$ 30,341,793
Liabilities:		
Commissions payable to brokers and dealers	$ 5,321,186	$ 6,029,127
Accrued expenses	301,418	217,313
Due to affiliates	1,784,403	2,439,245
Total liabilities	7,407,007	8,685,685
Stockholder's equity:		
Common stock, no par value; authorized 100,000 shares; one share issued and outstanding	10,000	10,000
Additional paid-in capital	8,431,477	8,431,477
Retained earnings	17,619,947	13,214,631
Total stockholder's equity	26,061,424	21,656,108
Total liabilities and stockholder's equity	$ 33,468,431	$ 30,341,793

See accompanying notes to financial statements.

CAPITAL ONE SOUTHCOAST, INC.

(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Financial Statements

Note 1—Organization

Capital One Southcoast, Inc. (the "Company") is a wholly-owned subsidiary of Capital One Financial Corporation ("Capital One"). The Company is a full-service investment banking firm providing equity research and institutional sales and trading services in both fixed income and equity securities to large, institutional accounts primarily in North America. The Company also provides corporate finance services primarily to middle-market companies in the Gulf South. Investment banking services are occasionally provided to companies outside of the United States. The Company is registered with the Securities and Exchange Commission as a broker dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2—Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. The Company does not consider its investment in money market mutual funds to be cash equivalents in the statement of cash flows based on regulatory guidelines. Cash included amounts held at Capital One, National Association ("CONA"), a related party, totaling $485,139 and $1,107,274 at December 31, 2011 and 2010, respectively. CONA is a major financial institution and is insured up to $250,000 by the Federal Deposit Insurance Corporation.

Investment in Money Market Mutual Fund

Investment in the money market mutual fund is measured at fair value. The market value is based on quoted prices received from various pricing services. Realized gains or losses from investment transactions are recorded upon the sale or maturity of the related securities and are reflected in the statements of income.

Furniture and Equipment

Furniture and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method at rates calculated to allocate the cost of the applicable assets over their estimated useful lives.

Goodwill

The Company evaluates the impairment of goodwill annually. Impairment losses are recognized in the period of determination. The Company completed its evaluations in 2011 and 2010 and did not record an impairment charge based on the results.

Income Taxes

The Company is included in Capital One's consolidated federal income tax return, but files a separate state income tax return. Capital One allocates federal income tax expense to the Company using a separate return basis. The Company is reimbursed by Capital One for federal income tax losses. Amounts owed to or due from Capital One for federal income taxes are reported as a component of due to or from affiliates in the statements of financial condition.

Temporary differences occur between financial reporting and tax bases of assets and liabilities. Deferred income taxes are recorded to reflect these differences based on enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company has evaluated the effect of accounting guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2011 and 2010.

Subsequent Events

On January 27, 2012, the Company borrowed $15 million from Capital One under its revolving subordinated loan agreement (see Note 6 below). The borrowing provides the Company with adequate capital to support its participation in several investment banking underwriting transactions. The Company has evaluated subsequent events through February 8, 2012. Based on the evaluation, the Company did not identify any other recognized or nonrecognized subsequent event that would have required adjustment to the financial statements.

Note 3—Fair Value of Financial Instruments

In accordance with the accounting guidance for fair value measurements, the Company carries all of its investment securities at fair value. The accounting guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. There are no material assets or liabilities recognized or disclosed at fair value for which the accounting guidance has not been applied.

U.S. GAAP defines fair value as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (also referred to as an exit price), and provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Fair value measurement of a financial asset or liability is assigned to a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

- Level 1—Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2—Valuation is based on observable market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.
- Level 3—Valuation is based on unobservable inputs. These unobservable inputs reflect the Company or fund's estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques may include the use of third party pricing services, option pricing models, discounted cash flow models and similar modeling techniques.

All of the investments held by the Company fall into Level 1, as the valuation of each is based on quoted prices associated with each asset. The Company does not have any financial liabilities within the scope of the accounting guidance.

Assets Measured at Fair Value on a Recurring Basis

	December 31, 2011			
	Fair Value Measurements Using			Assets at Fair Value
	Level 1	Level 2	Level 3	
Securities owned:				
Money market mutual fund	$ 22,634,684	$ —	$ —	$ 22,634,684
Total securities owned	$ 22,634,684	$ —	$ —	$ 22,634,684

	December 31, 2010			
	Fair Value Measurements Using			Assets at Fair Value
	Level 1	Level 2	Level 3	
Securities owned:				
Money market mutual fund	$ 19,862,651	$ —	$ —	$ 19,862,651
Total securities owned	$ 19,862,651	$ —	$ —	$ 19,862,651

Note 4—Furniture and Equipment

The following table presents a summary of furniture and equipment, net:

	Years Ended December 31,	
	2011	2010
Leasehold improvements	$ 16,440	$ 16,440
Furniture and equipment	335,488	335,488
	351,928	351,928
Accumulated depreciation	(272,408)	(248,344)
Total furniture and equipment, net	$ 79,520	$ 103,584

Note 5—Income Taxes

As of the beginning and ending of the reporting period, the Company had no unrecognized tax benefits under U.S. GAAP. The Company is expecting the IRS to begin its audit of Capital One's federal income tax returns for the years 2009 and 2010 sometime in the beginning of 2012. It is reasonably possible that a settlement of the audits may be made within twelve months of the reporting date; however, the outcome is not expected to have a material impact on the financial results of the Company.

Note 6—Related Party Transactions

The Company has a revolving subordinated line of credit with Capital One for an amount not to exceed $30,000,000. This line of credit expires on November 16, 2015. There were no borrowings against the line of credit in 2011. In 2010, borrowings against this line of credit totaled $5 million. These borrowings were repaid during 2010.

Note 7—Leases

The Company leases its office facilities under operating leases.

The Company has one long-term operating lease that expires in 2012. The minimum rental commitment for this long-term operating lease in 2012 is $63,434.

Note 8—Commitments and Contingencies

The Company has outstanding underwriting agreements which commit it to purchase securities at specified future dates and prices. The Company presells such issues to manage risk exposure related to these off-balance sheet commitments. Transactions that were open at December 31, 2011, have subsequently settled and had no material effect on the statements of income and financial condition.

From time to time, the Company is involved in litigation that it considers to be incidental to its business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

The Company has contracts with its vendors for various services. The following table presents the minimum commitments under these contracts as of December 31, 2011.

		Amount
Fiscal year expected to be paid:		
2012	$	488,236
2013		127,273
Total	$	615,509

Note 9—Services Agreement

The Company has an agreement with Pershing, L.L.C. (Pershing), a Bank of New York Securities Group Company, to provide certain services as clearing correspondent. These services include carrying customers' cash and margin accounts on a fully-disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends, exchanges and rights and tender offers.

This agreement does not have an expiration date. This agreement requires the Company to maintain a clearing deposit with Pershing which totaled $250,000 at December 31, 2011 and 2010.

The Company acts as an introducing broker and substantially all customer transactions are cleared and carried on a fully disclosed basis. The Company is exposed to credit losses on unsettled transactions in the event of nonperformance by its customers. This risk of loss is limited to the change in the security price between the trade date and the settlement date. The Company did not incur any material credit losses on transactions not settled at December 31, 2011 and 2010.

The Company's receivable from clearing correspondents represents amounts on deposit with Pershing. Additionally, as the Company clears all of its transactions through the clearing correspondent, the Company is exposed should the clearing correspondent be unable to fulfill its obligations.

Note 10—Liabilities Subordinated to Claims of General Creditors

The Company is subject to the Securities and Exchange Commission's Rule 17a-5 regarding reports to be made by certain exchange members, brokers, and dealers. Under this rule, the Company is required to disclose liabilities subordinated to the claims of general creditors. The Company has subordinated loan agreements with Capital One which have been approved by the FINRA. These loan agreements constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements. At December 31, 2011 and 2010, the Company had no balances outstanding from these agreements as discussed in Note 6.

CAPITAL ONE SOUTHCOAST, INC.

(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Financial Statements (continued)

Note 11—Indemnifications

The Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

Note 12—Financial Instruments with Off-Balance Sheet Risk

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors. The Company introduces these transactions for clearance to another firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction.

The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

Note 13—Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $15,573,971 which was $15,080,170 in excess of the required minimum net capital of $493,801. The Company's net capital ratio was 0.48 to 1.

The Company does not carry the accounts of their customers, and accordingly, is exempt from SEC Rule 15c3-3.

»Keiter
Your Opportunity Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

The Stockholder and Board of Directors
Capital One Southcoast, Inc.
New Orleans, LA

In planning and performing our audits of the financial statements of Capital One Southcoast, Inc. (the "Company"), as of December 31, 2011 and 2010 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

Certified Public Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

210 Ridge-McIntire Road
Suite 500
Charlottesville, VA 22903
Tel: 434.220.2800
Fax: 434.220.2802

Web: www.keitercpa.com

procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the following paragraph of this report, were adequate at December 31, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter

February 8, 2012
Glen Allen, Virginia